UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)*

PARAMETRIC SOUND CORPORATION
 (Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

699172201
(CUSIP Number)

November 19, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


[Y]
Rule 13d-1(b)




[  ]
Rule 13d-1(c)




[  ]
Rule 13d-1(d)

 * The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1

NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE  PERSONS
(ENTITIES ONLY)
IceRose Capital Management LLC

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP

(a) [  ]
(b) [ Y]

3

SEC USE ONLY



4

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5

SOLE VOTING POWER
362,496

6

SHARED VOTING POWER

7

SOLE DISPOSITIVE POWER
362,496

8

SHARED DISPOSITIVE POWER


9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

362,496

10

CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW 9 EXCLUDES CERTAIN SHARES

[  ]

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW 9

5.034%

12

TYPE OF REPORTING PERSON

IA






Item 1(a).

Name of Issuer:


Parametric Sound Corporation



Item 1(b).

Address of Issuers Principal Executive Offices:



13771 Danielson Street, Suite L
Poway, California



Item 2(a).

Name of Person Filing:


IceRose Capital Management, LLC



Item 2(b).

Address of Principal Business Office or, if None, Residence:


183 Madison Ave., Suite 1416


New York NY 10016



Item 2(c).

Citizenship:


U.S.



Item 2(d).

Title of Class of Securities:


Common Stock, par value $0.001



Item 2(e).

CUSIP Number:


699172201



Item 3.
If This Statement is Filed Pursuant to Sec. 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:


(a)

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).





(b)

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)

Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).




(e)
Yes, IceRose Capital Management LLC is

An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);




(f)

An employee benefit plan or endowment fund in accordance with Sec.240.13d-1(b)(1)(ii)(F);





(g)

A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);





(h)

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);





(i)

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);





(j)

Group, in accordance with ?240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.



Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned:

362,496




(b)
Percent of class:

5.034%




(c)
Number of shares as to which such person has:



(i)
Sole power to vote or to direct the vote


362,496



(ii)
Shared power to vote or to direct the vote



(iii)
Sole power to dispose or to direct the disposition of


362,496



(iv)
Shared power to dispose or to direct the disposition of




Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6.
Ownership of More than Five Percent on Behalf of Another Person.



Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.




Item 8.
Identification and Classification of Members of the Group.






Item 9.
Notice of Dissolution of Group.






Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:
November 25,
2013







Signature:
/s/ Adam Kahn


Name: Adam
Kahn



Title: CEO and
CIO